SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period February 9, 2010

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period December 22, 2009 to February 9, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/S/ STEPHEN FOSTER
Name:	Stephen Foster
Title:	Company Secretary

Date:	18 February, 2010

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2010 – 4AWC

Please find attached, for immediate release, a public announcement concerning Directors’ interests.

Mr Bevan and Ms Downes have a beneficial interest in performance rights allocated under the Alumina Long Term Incentive Plan.

/S/ STEPHEN FOSTER
Stephen Foster
Company Secretary

Alumina Limited

12 February 2010	ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John BEVAN

Date of last notice	22 December 2009

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by the John and Sharon Bevan Pty Ltd Family Trust of which Mr Bevan is a beneficiary. Securities held by Shorty’s Superannuation Fund of which Mr Bevan is a beneficiary.

Date of change

No. of securities held prior to change

304,874      fully paid ordinary shares by the John and Sharon Bevan Pty Ltd Family Trust of which Mr Bevan is a beneficiary.

50,506        fully paid ordinary shares held by Shorty’s Superannuation Fund of which Mr Bevan is a beneficiary.

Number acquired

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change

304,874      fully paid ordinary shares held by the John and Sharon Bevan Pty Ltd Family Trust of which Mr Bevan is a beneficiary.

50,506        fully paid ordinary shares held by Shorty’s Superannuation Fund of which Mr Bevan is a beneficiary.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Performance Rights granted under Alumina Long Term Incentive Plan

Nature of interest	Performance Rights granted under Alumina Long Term Incentive Plan

Name of registered holder (if issued securities)	N/A

Date of change	12 February 2010

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	191,600 performance rights in Alumina Limited granted under the Alumina Long Term Incentive Plan and subject to future performance.

Interest acquired	312,900

Interest disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Mr Bevan has been granted 312,900 Performance Rights under the Alumina Long Term Incentive Plan (Alumina Employee Share Plan), subject to shareholder approval being granted at the Company’s 2010 Annual General Meeting.

Interest after change	504,500 performance rights in Alumina Limited granted under the Alumina Long Term Incentive Plan held, subject to future performance testing.

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Judith DOWNES

Date of last notice	23 December 2009

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by NP Downes Pty Ltd Staff Superannuation Fund of which Ms Downes is a beneficiary. Securities held by Shorty’s Superannuation Fund of which Mr Bevan is a beneficiary.

Date of change

No. of securities held prior to change	174,350 fully paid ordinary shares in Alumina Limited.

Number acquired

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	174,350 fully paid ordinary shares in Alumina Limited.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Performance Rights granted under Alumina Long Term Incentive Plan

Nature of interest	Performance Rights granted under Alumina Long Term Incentive Plan

Name of registered holder (if issued securities)	N/A

Date of change	12 February 2010

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil

Interest acquired	137,700

Interest disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Ms Downes has been granted 137,700 Performance Rights under the Alumina Long Term Incentive Plan (Alumina Employee Share Plan).

Interest after change	137,700 performance rights in Alumina Limited granted under the Alumina Long Term Incentive Plan held, subject to future performance testing.

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2010 – 1AWC

Alcoa reports 2009 4th Quarter results

Alumina Limited notes the Alcoa Inc. announcement reporting its 2009 fourth quarter earnings.

Alumina Limited CEO, John Bevan, commented, “The alumina refineries achieved record third party shipments for the quarter based on strong customer demand, particularly in China. The financial result has been impacted by a weaker US dollar but improvements in alumina prices have been sustained with realised US dollar third party prices up 15 per cent on the prior quarter. This result closes out a difficult year for the aluminium industry and leaves Alumina Limited well positioned to benefit from the anticipated return to demand growth in 2010”.

Alumina Limited will report 2009 earnings on 9 February 2010.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2008.

For investor enquiries:	For media enquiries:

Judith Downes	Nerida Mossop
Chief Financial Officer	Hinton and Associates
Phone: +61 3 8699 2607	Phone: +61 3 9600 1979
judith.downes@aluminalimited.com	Mobile: +61 437 361 433

John Bevan
Chief Executive Officer
Phone: +61 3 8699 2601
john.bevan@aluminalimited.com

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
/S/ STEPHEN FOSTER	Australia
Stephen Foster
Company Secretary	Level 12 IBM Centre
60 City Road
12 January 2010	Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2010 – 2AWC

Attached are the following documents in relation to Alumina Limited’s Annual Results for the year ended 31 December 2009:

•	Public Announcement

•	AWAC Report

•	December 2009 Preliminary Final ASX Report

/S/ STEPHEN FOSTER
Stephen Foster
Company Secretary

Alumina Limited

9 February 2010	ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Stronger Outlook following difficult year

Summary

•	Underlying loss after tax $2 million and net loss after tax $26 million

•	AWAC global bauxite and alumina business remained profitable and paid dividends despite difficult market conditions

•	AWAC Australian smelters returned to profitability in final quarter

•	Average unit cost of alumina production reduced

•	Global refining capacity increased 15% – record production rates achieved in 4Q

•	Alumina’s balance sheet and debt profile restructured

•	2010 market conditions and outlook significantly improved on prior year

•	Alumina returns to payment of dividends to shareholders – 2cps fully franked

Key Financials and Metrics

A$m	H109	H209	FY09	FY08

Underlying Earnings A$m	(15)	13	(2)	202

Net Profit After Tax A$m	6	(32)	(26)	168

AWAC Dividends A$	112	64	176	356

Alumina Production	6.4mt	7.1mt	13.5mt	14.4mt

Aluminium Production	188kt	180kt	368kt	388kt

Average LME/t	US$1,464	US$1,936	US$1,704	US$2,623

Average $A/$US$	0.71	0.87	0.79	0.85

Alumina Limited CEO, John Bevan commented, “The 2009 result reflects the worst of the impact of the global financial crisis on aluminium and alumina prices. The AWAC global bauxite and alumina business remained profitable throughout the downturn and the smelters returned to profitability in the final quarter. Average unit costs of alumina production reduced during the year despite rising energy and freight costs and a weakening US dollar in the second half.

“Production capacity was increased 15% during the year with the commissioning of the expanded Brazilian operations and acquisition of the remaining 45% interest in the Suralco refinery. Alumina production increased to record levels in the latter part of the year to meet improved levels of customer demand, particularly from China.

“The outlook for improved returns for shareholders has strengthened. LME aluminium prices are approximately 55 per cent higher than they were at the beginning of 2009 although they remain well below 2008 averages. AWAC alumina production is forecast to increase by around two million tonnes in 2010 to meet customer demand, and average production costs are targeted to remain at the improved 2009 levels. In addition, the major capital expenditure program in Brazil is now largely behind us.”

These factors create an environment for Alumina Limited to expect to receive an improved dividend flow from AWAC in 2010. Directors declared a 2 cent dividend fully franked.

Investor Contact:	Media Contact:

Judith Downes	Nerida Mossop
03 8699 2607	03 9600 1979
0437 361 433
nmossop@hintons.com.au
John Bevan
03 8699 2601

Diagram of AWAC Operations	2
Alcoa World Alumina and Chemicals (AWAC) Profit & Loss	3
Alcoa World Alumina and Chemicals (AWAC) Balance Sheet	4
Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows	5
Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit	6

Diagram of AWAC Operations

[1]	As at 31 July 2009, 100%
[2]	AWAC entitled to 54% of expansion

Alcoa World Alumina and Chemicals (AWAC) Profit & Loss

US$ Millions (US GAAP) 100%	Full Year 2008	1st Half 2009	2nd Half 2009	Full Year 2009
Sales and Operating Revenue	3,743.4	1,103.6	1,602.5	2,706.1
Revenue from Related Parties	2,566.0	606.9	765.0	1,371.9
Total Revenue	6,309.4	1,710.5	2,367.5	4,078.0
Cost of Goods Sold and Operating Expenses	(4,821.8)	(1,583.4)	(2,128.3)	(3,711.7)
Selling, Administration, Other Expenses and R&D Expenses	(128.7)	(51.7)	(57.2)	(108.9)
Provision for Depreciation, Depletion and Amortisation	(295.3)	(132.9)	(181.6)	(314.5)
Other	(39.1)	29.7	124.0	153.7
Total Expenses	(5,284.9)	(1,738.3)	(2,243.1)	(3,981.4)
Profit/(loss) before Taxes on Income	1,024.5	(27.8)	124.4	96.6
Provision for Taxes on Income	(432.5)	14.1	(4.3)	9.8
Net Income/(loss)	592.0	(13.7)	120.1	106.4
Members’ Equity
Opening Balance at Start of Period	5,417.9	6,023.6	6,847.7	6,023.6
Net Income/(loss)	592.0	(13.7)	120.1	106.4
Capital Contribution	1,618.2	647.4	467.0	1,114.4
Dividends Paid and Return of Capital to Partners	(736.7)	(196.5)	(138.7)	(335.2)
Common Stock Issued for Compensation Plans	5.0	1.9	2.1	4.0
Other Comprehensive Income/(Loss)	(872.8)	385.0	306.3	691.3
Closing Balance at End of Period	6,023.6	6,847.7	7,604.5	7,604.5

Alcoa World Alumina and Chemicals (AWAC) Balance Sheet

US$ Millions (US GAAP) 100%	31 December 2008	30 June 2009	31 December 2009
Cash and Cash Equivalents	70.0	58.3	203.4
Restricted cash	—	54.0	—
Receivables	708.3	419.6	573.7
Inventories	674.1	746.6	726.1
Prepaid Expenses and Other Current Assets	123.3	158.7	170.4
Total Current Assets	1,575.7	1,437.2	1,673.6

Property Plant & Equipment	5,530.1	6,231.2	6,801.3
Investments	237.3	270.6	270.6
Other Assets and Deferred Charges	947.8	1,182.7	1,214.5
Total Non-Current Assets	6,715.2	7,684.5	8,286.4

Total Assets	8,290.9	9,121.7	9,960.0

Short Term Borrowings	181.6	308.3	271.2
Payables	789.5	619.8	632.7
Taxes Payable	277.2	216.7	135.7
Accrued Compensation and Retirement Costs	181.7	201.3	231.3
Other Current Liabilities	78.7	90.6	228.5
Total Current Liabilities	1,508.7	1,436.7	1,499.4

Capital lease obligations	30.0	37.2	46.2
Deferred Taxes	255.1	308.5	249.7
Other Long Term Liabilities	473.5	491.6	560.2
Total Non-Current Liabilities	758.6	837.3	856.1

Total Liabilities	2,267.3	2,274.0	2,355.5

Minority Interest	—	—	—
Equity	6,023.6	6,847.7	7,604.5
Total Liabilities & Equity	8,290.9	9,121.7	9,960.0

Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows

US$ Millions (US GAAP) 100%	Full Year 2008	1st Half 2009	2nd Half 2009	Full Year 2009
Operating Activities
Net Income/(loss)	592.0	(13.7)	120.1	106.4
Adjustments to Reconcile Net Income to Cash from Operations
Depreciation, Amortisation and Impairment	295.3	132.9	181.6	314.5
Other Items*	(235.9)	(278.2)	(206.5)	(484.7)
Cash from/(used) in Operating Activities	651.4	(159.0)	95.2	(63.8)

Financing Activities
Dividends Paid & Return of Capital to Partners	(736.7)	(188.5)	(146.7)	(335.2)
Change in Debt	68.1	126.7	(37.1)	89.6
Additions to capital leases	30.0	(2.0)	18.2	16.2
Capital Contribution	1,618.2	647.4	467.0	1,114.4
Excess tax benefits from share based payment arrangements	0.6	—	—	—
Cash Used for Financing Activities	980.2	583.6	301.4	885.0

Investing Activities
Capital Expenditure	(1,530.5)	(463.8)	(299.2)	(763.0)
Acquisitions, net of cash acquired (Suriname)	—	—	97.4	97.4
Net changes in related party note receivable	(87.0)	87.0	(92.0)	(5.0)
Investments for restricted cash	—	(54.0)	54.0	—
Other	(9.4)	(18.5)	(12.4)	(30.9)
Cash Used for Investing Activities	(1,626.9)	(449.3)	(252.2)	(701.5)

Effect of Exchange Rate Changes on Cash	(3.0)	13.0	0.7	13.7
Cash Generated / (Used)	1.7	(11.7)	145.1	133.4

Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period	68.3	70.0	58.3	70.0
Cash and Cash Equivalents at End of Period	70.0	58.3	203.4	203.4
Net Change in Cash and Cash Equivalents	1.7	(11.7)	145.1	133.4

*	Other Items consists of net movement in working capital and other non-current assets and liabilities

Alcoa World Alumina and Chemicals (AWAC) Reconciliation of Profit

to Alumina Limited Share of AWAC’s Equity Profit

	Full Year 2008	1st Half 2009	2nd Half 2009	Full Year 2009
USD Profit/(Loss) Before Taxes on Income (US GAAP)	1,024.5	(27.8)	124.4	96.6
Adjust for USD AIFRS Adjustments	(115.5)	60.4	(167.4)	(107.0)

Total USD Profit Before Taxes (AIFRS)	909.0	32.6	(43.0)	(10.4)

Total AUD Profit/(Loss) Before Taxes (AIFRS)	1,067.1	45.8	(59.0)	(13.2)

Alumina Limited Share of Equity Profit/(Loss) Before Tax	426.8	18.3	(23.6)	(5.3)

Less: Share of Equity Income Tax (Expense)/Credit	(184.2)	(3.5)	13.4	9.9

Alumina Limited Share of Equity Profit/(Loss) After Tax	242.6	14.8	(10.2)	4.6

December 2009 ASX Report	17

Alumina Limited - ABN 85 004 820 419

Financial Year ended 31 December 2009 (“Current Period”)

Results for Announcement to the Market

		% change	$A million
Net loss for the period attributable to members of Alumina Limited (Refer Note below)	Down	115%	26.0

Dividends

	Current Period Year ended 31 December 2009	Previous Corresponding Period Year ended 31 December 2008
Final dividend per share	2¢	Nil
Franked amount per share	2¢	Nil

Note on underlying earnings within net profit for the period

Included in the calculation of net profit for the period is the Company’s equity share of non-cash entries related to the revaluation, under year end market conditions, of AWAC’s future benefits and obligations arising from certain energy purchase contracts and retirement benefit obligations. In order to analyse the Company’s net profit it is important to understand those entries and the reasons for them.

Some AWAC long term energy purchase contracts include an aluminium price component in the energy price so that costs are partially linked to the price of aluminium. This results in an embedded derivative, which is revalued at year end.

AWAC has a small number of defined benefit schemes. The movement in future costs of retirement benefit obligations, net of investment returns, is also reflected in the Company’s equity share of AWAC’s result.

These accounting entries do not relate to operations during the current reporting period, and accordingly are removed from net profit after tax to arrive at underlying earnings.

The impact of these items in the Company’s result for the twelve months to 31 December 2009 has been to decrease net profit after tax by net $23.8 million (2008 $33.6 million decrease) as shown in the following table. Net profit after tax before these items is referred to in the Directors’ Report as ‘Underlying Earnings’.

	Year ended 31 December 2009	Year ended 31 December 2008
Net (loss)/profit for the period, after tax	(26.0)	168.0
Non-operating non-cash items:
Equity share of AWAC retirement benefit obligations	(22.2)	103.1
Equity share of AWAC embedded derivatives	46.0	(69.5)

Underlying earnings for the period after restructure costs, after tax	(2.2)	201.6
Restructure costs	—	39.5

Underlying earnings for the period excluding restructure costs, after tax	(2.2)	241.1

Underlying earnings per share	negative 0.1c	15.5c
Underlying earnings return on equity	negative 0.07%	10.2%

This year end report is to be read in conjunction with the most recent annual financial report.

December 2009 ASX Report	18

Condensed consolidated income statement

	$A million
	Year ended 31 Dec 2009	Year ended 31 Dec 2008
Revenue from continuing operations	5.4	3.9
General and administrative expenses	(13.1)	(19.2)
Net gains on Reals financial instruments	15.0	(7.9)
Finance costs	(38.9)	(48.8)
Share of net profit of associates accounted for using the equity method	4.6	242.6

(Loss)/profit before income tax	(27.0)	170.6
Income tax credit/(expense) from continuing operations	1.0	(2.6)

(Loss)/profit for the year	(26.0)	168.0

Other comprehensive income/(loss)
Changes in the fair value of cash flow hedges	—	0.5
Exchange differences on translation of foreign operations	(461.2)	157.8
Income tax relating to components of other comprehensive (loss)	(8.5)	—

Other comprehensive (loss)/income for the year, net of tax	(469.7)	158.3

Total comprehensive (loss)/income for the year attributable to the owners of Alumina Limited	(495.7)	326.3

Earnings per share (EPS)

	Year ended 31 Dec 2009		Year ended 31 Dec 2008
Basic EPS	Negative 1.2	¢	11.3	¢[1]
Diluted EPS	Negative 1.2	¢	11.3	¢[1]

[1]	Prior period EPS adjusted for rights issues

December 2009 ASX Report	19

Condensed consolidated statement of financial position

	31 December 2009 $A million	31 December 2008 $A million
Current Assets
Cash and cash equivalents	340.6	66.8
Related party loan	—	72.1
Derivative financial instruments	—	6.6
Receivables	0.1	0.6
Other assets	9.6	1.6

Total current assets	350.3	147.7

Non-current Assets
Investments accounted for using the equity method	3,555.2	3,748.6
Property, plant and equipment	0.2	0.2
Deferred tax assets	—	2.1

Total non-current assets	3,555.4	3,750.9

Total assets	3,905.7	3,898.6

Current Liabilities
Payables	5.9	4.8
Interest bearing liabilities	—	360.9
Derivative financial instruments	1.6	—
Current tax liabilities	—	0.4
Related Party Loan	—	50.8
Provisions	0.2	0.1
Other	0.9	1.6

Total current liabilities	8.6	418.6

Non-current Liabilities
Interest bearing liabilities	644.1	686.9
Provisions	0.3	0.3

Total non-current liabilities	644.4	687.2

Total liabilities	653.0	1,105.8

Net assets	3,252.7	2,792.8

Equity
Contributed equity	2,400.9	1,444.4
Treasury shares	(1.1)	(0.7)
Reserves:
- Group	(255.9)	214.3
- Associates	1.9	1.9
Retained earnings:
- Group	895.2	743.6
- Associates	211.7	389.3

Total equity	3,252.7	2,792.8

December 2009 ASX Report	20

Condensed consolidated statement of changes in equity

	Contributed Equity[1] $A million	Reserves $A million	Retained earnings $A million	Total $A million
Balance as at 1 January 2008	411.2	14.0	1,238.7	1,663.9
Total comprehensive income for the year	—	158.3	168.0	326.3

Transactions with owners in their capacity as owners:
Dividend Reinvestment Plan	146.5	—	—	146.5
Rights issue, net of transaction costs	886.0	—	—	886.0
Option premium on convertible bonds	—	44.7	—	44.7
Transaction costs on convertible bonds	—	(1.1)	—	(1.1)
Movement in share based payments reserve	—	0.3	—	0.3
Dividends provided for or paid	—	—	(273.8)	(273.8)

Balance at 31 December 2008	1,443.7	216.2	1,132.9	2,792.8

Balance as at 1 January 2009	1,443.7	216.2	1,132.9	2,792.8
Total comprehensive loss for the year	—	(469.7)	(26.0)	(495.7)

Movement in treasury shares	(0.4)	—	—	(0.4)
Rights issue, net of transaction costs	952.8	—	—	952.8
Tax impact of transaction costs	3.7	—	—	3.7
Movement in share based payments reserve	—	(0.5)	—	(0.5)

Balance at 31 December 2009	2,399.8	(254.0)	1,106.9	3,252.7

[1]	Contributed equity includes treasury shares

December 2009 ASX Report	21

Condensed consolidated statement of cash flows

	Year ended 31 Dec 2009 $A million	Year ended 31 Dec 2008 $A million
Cash Flows Related to Operating Activities
Payments to suppliers and employees (inclusive of goods and service tax)	(19.1)	(22.5)
GST refund received	1.9	1.6
Dividends and distributions received from associates	182.2	356.0
Interest received	3.1	3.1
Interest paid	(30.3)	(55.1)
Income taxes paid	(2.0)	(1.2)
Other	2.9	(1.8)

Net cash inflow from operating activities	138.7	280.1

Cash Flows Related to Investing Activities
Payments for investment in associates	(576.8)	(787.9)
Proceeds from option premiums	24.8	—
Payments for option premiums	—	(14.5)

Net cash outflow from investing activities	(552.0)	(802.4)

Cash Flows Related to Financing Activities
Loans to related parties	(120.2)	(70.0)
Loans repaid by related parties	128.1	50.8
Proceeds from issue of shares	—	118.2
Proceeds from issue of convertible bonds	—	360.0
Proceeds from rights issue	980.3	910.3
Payments for rights issue related costs	(27.2)	(22.4)
Proceeds from borrowings	919.9	1,257.1
Repayment of borrowings	(1,138.7)	(1,802.2)
Proceeds from return of capital	0.6	—
Dividends paid	—	(245.7)

Net cash inflow from financing activities	742.8	556.1

Net Increase in Cash and cash equivalents	329.5	33.8
Cash and cash equivalents at the beginning of the period	66.8	29.1
Exchange rate adjustments	(55.7)	3.9

Cash and cash equivalents at the end of the period	340.6	66.8

December 2009 ASX Report	22

Reconciliation of Cash

	As at 31 Dec 2009 $A million	As at 31 Dec 2008 $A million
Reconciliation of cash at the end of the reporting period (as shown in the condensed consolidated statement of cash flows) to the related items in the accounts is as follows:
Cash on hand and at bank	260.0	66.8
Money market deposits (with maturity on investment three months or less)	80.6	—

Cash assets	340.6	66.8

Total cash and cash equivalents at the end of the reporting period	340.6	66.8

December 2009 ASX Report	23

1. Basis of Preparation

This financial report for the year ended 31 December 2009 has been prepared in accordance with Australian Accounting Standards (including Australian Interpretations) adopted by the Australian Accounting standards Board and the Corporations Act 2001.

This financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2008 and any public announcements made by Alumina Limited during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous year.

2. Consolidated Retained Profits

	Year ended 31 Dec 2009 $A million	Year ended 31 Dec 2008 $A million
Retained profits at the beginning of the reporting period	1,132.9	1,238.7
Net (loss)/profit attributable to members of Alumina Limited	(26.0)	168.0
Dividends and other equity distributions paid	—	(273.8)

Retained profits at the end of the reporting period	1,106.9	1,132.9

3. Income Tax

	Year ended 31 Dec 2009 $A million	Year ended 31 Dec 2008 $A million
(Loss)/profit from ordinary activities before tax	(27.0)	170.6

Prima facie tax expense for the period at the rate of 30%	8.1	(51.2)

The following items caused the total charge for income tax to vary from the above:
Rebateable and exempt income	1.6	(242.6)
Previously unrecognised tax losses now recouped to reduce current tax expense	(2.3)	—
Amounts assessable for tax	6.8	9.8
Non-deductible expense	1.4	8.9
Timing differences not recognised	9.1	62.0

Net movement	16.6	(161.9)

Consequent reduction in charge for income tax	(5.0)	48.6

Over provision of tax in prior years	(2.1)	—

Aggregate Income tax credit/(expense) for the period	1.0	(2.6)

December 2009 ASX Report	24

4. Earnings Per Share (EPS)

	Year ended 31 Dec 2009		Year ended 31 Dec 2008
Earnings in cents per ordinary share
Basic EPS	Negative 1.2	¢	11.3	¢[1]
Diluted EPS	Negative 1.2	¢	11.3	¢[1]
Weighted average number of shares outstanding during the year used in the calculation of earnings per share
Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share	2,149,625,667		1,486,074,718

The convertible bonds of US$350 million issued in May 2008 could potentially dilute earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were anti-dilutive for the period.

[1]	Prior period EPS adjusted for rights issues

5. Net Tangible Asset Backing Per Security

Net tangible asset backing per ordinary security	$1.21	$1.71

6. Details of Entities Over Which Control Has Been Lost or Gained

On 30 October 2009, Alumina Limited acquired a 9.07% interest and through a controlled subsidiary acquired a 90.93% interest in Alumina Limited Do Brasil S.A., a Brazilian entity, to hold the Group’s main interest in AWAC’s Brazilian operations. Alumina Limited Do Brasil S.A. did not have a material impact on Group results during 2009.

During the period, Westminer Investments BV, a 100% controlled subsidiary, was placed into liquidation as part of the Group’s reorganization of its European operations. The liquidation of Westminer Investments BV had no impact on the Group results during 2009.

7. Dividends

Since year end directors have declared a dividend, payable on 19 March 2010, amounting to $48.8 million. This amount has not been recognised as a liability at year end.

Record date to determine entitlements to the dividend is 18 February 2010.

Franking account balance as at 31 December 2009 was $267.2 million.

Directors have determined that the Company’s Dividend Reinvestment Plan is suspended until further notice. The Dividend Reinvestment Plan will therefore not apply to the 2009 final dividend.

8. Dividend Per Share

	Year ended 31 Dec 2009	Year ended 31 Dec 2008
Final dividend per share (cents)
Amount per share	2	Nil
Franked amount per share at 30% tax rate	2	Nil

9. Total Dividend Paid on All Shares During 2009

	Year ended 31 Dec 2009 $A million	Year ended 31 Dec 2008 $A million
Final dividend paid on ordinary shares	—	135.5
Interim dividend paid on ordinary shares	—	138.3

Total	—	273.8

December 2009 ASX Report	25

10. Details of Aggregate Share of Results of Associates

	Year ended 31 Dec 2009 $A million	Year ended 31 Dec 2008 $A million
Alumina’s share of associates:
(Loss)/profit from ordinary activities before income tax	(5.3)	426.8
Income tax credit/(charge) on ordinary activities	9.9	(184.2)

Net profit attributable to members of Alumina Limited	4.6	242.6
Dividends and distributions received/receivable by Alumina Limited	(182.2)	(356.0)

Surplus of dividends/distributions received over equity share of profits	(177.6)	(113.4)

11. Material Interests In Entities Which Are Not Controlled Entities

Alumina has an interest in the following entities:

	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit
	Year ended 31 Dec 2009	Year ended 31 Dec 2008	Year ended 31 Dec 2009	Year ended 31 Dec 2008
Equity accounted associates and joint venture entities

AWAC	40%	40%	4.6	242.6

12. Ratios

	Year ended 31 Dec 2009%	Year ended 31 Dec 2008%
Profit after tax/equity interests

Consolidated net profit from ordinary activities after tax attributable to members as a percentage of average members’ equity	Negative 0.8	8.5

December 2009 ASX Report	26

13. Issued and Quoted Securities At End Of Current Reporting Period

Category of Securities	Number issued	Number quoted	Issue price per share
Ordinary shares
Fully paid	2,440,196,187	2,440,196,187

Ordinary Shares -
Changes during current reporting period:
Increase in fully paid shares following Entitlement Offer	980,338,936		$1.00

14. Financing Facilities

	Year ended 31 Dec 2009 $A million	Year ended 31 Dec 2008 $A million
The facilities available at end of reporting period were as follows:
Total loan facilities	1,440.4	2,201.2
Used at end of reporting period – borrowings	644.1	1,047.8
Unamortised finance costs	38.3	62.6
Available at end of reporting period	758.0	1,090.8

Funding facilities include bilateral bank facilities, a syndicated loan, a development bank loan and a convertible bond. The syndicated facilities are available in US dollars, EURO and Australian dollars. The bilateral facilities are available in both US and Australian dollars and some are available in EURO. The development bank loan is available in US dollars and Brazilian reals. Funding facilities in currencies other than Australian dollars have been converted to Australian dollar equivalents at year end exchange rates.

* The convertible bond includes unamortised finance costs of A$38.3 million (2008: A$62.6 million).

During 2009, the Company completed a planned refinancing programme, strengthening its balance sheet by extending the maturity of debt that was due to mature in 2009, the majority until 2012. The maturity of a further US$100 million facility, due to mature in 2010, was extended to 2012. The Company has also received long term funding from BNDES, the Brazilian National Development bank, which enabled the Company to cancel some bilateral and syndicated facilities which were due to mature during 2010. The Company has US$187 million of committed undrawn facilities that mature in 2011, and US$300 million of committed undrawn facilities that mature in 2012. Since year end, the Company has cancelled a further US$150 million of undrawn committed facilities that were due to expire in 2010.

15. Segment Information

Business Segment

Alumina Limited’s primary asset is its 40% interest in the series of operating entities forming Alcoa World Alumina & Chemicals (AWAC). The Company operates in the alumina/aluminium business through its equity interests in AWAC.

16. Events Occurring After the Balance Sheet Date

There have been no significant transactions or events since 31 December 2009 (2008: Nil).

December 2009 ASX Report	27

Compliance Statement

1.	This report has been prepared in accordance with AASB Standards and other AASB authoritative pronouncements.

2.	This report gives a true and fair view of the matters disclosed.

3.	This report is based on accounts which are in the process of being audited.

4.	Alumina Limited has a formally constituted Audit Committee.

/s/ John Bevan
John Bevan
Chief Executive Officer

9 February 2010

December 2009 ASX Report	28

Alumina Limited 2009 Highlights

Underlying Earnings1 $2.2 million loss (2008: $201.6 million profit).

AWAC global bauxite and alumina business remained profitable and paid dividends, despite very difficult market conditions.

AWAC cash from operations (excluding net movements in non-current assets) remained positive, despite the rapid and severe downturn in market conditions.

AWAC smelters returned to profitability in the final quarter.

Successful commissioning of Brazilian expansion projects well underway.

Record AWAC production in the fourth quarter.

Improved global demand and pricing for alumina and aluminium.

Alumina Limited balance sheet restructured and debt maturity profile extended.

Alumina Limited Dividend

Directors have declared a 2 cent per share final dividend. Alumina received dividends of A$176 million from AWAC during 2009, and the outlook for 2010 creates an environment for Alumina Limited to expect to receive an improved dividend flow from AWAC.

Alumina Limited Reported Profit

AWAC Equity Profit After Tax

Alumina Limited’s share of AWAC underlying earnings after IFRS adjustments declined to $28.4 million reflecting lower realised prices and volumes, partially offset by reduced costs of production. In 2009, underlying earnings included a charge of A$33 million (2008: A$2 million) for accounting adjustments arising mainly from recognition of differences between US GAAP and IFRS for the Suralco acquisition, inventory movements, and asset retirement obligations.

Further commentary provided at “AWAC Profit and Loss”.

Gains on Real Instruments

A $15.0 million net gain on Brazilian Real financial instruments, principally on BRL options, was recognised. The options provided a partial cap to Real/USD currency exposure arising from capital funding expenditure on the Brazilian mine and refinery expansion. All options have now expired.

Corporate Costs

Corporate costs reduced 32%, mainly as a result of the additional one-off costs in the prior year, including legal and tax fees associated with corporate restructuring and retirement benefits.

Net Borrowing Costs

Net borrowing costs were down 25% mainly due to lower debt levels and lower LIBOR. Fees for committed debt facilities increased with the commencement of new contracts.

Change in fair value of derivatives and pension costs

The embedded derivatives arise mainly from Australian energy supply contracts and vary in value in part based on movements in LME aluminium prices. Revaluation of the derivative at year end reduced Alumina’s share of AWAC profits by $46 million. Improvements in global share markets resulted in a positive movement of $22.2 million in pension plan revaluations.

Alumina Limited Key Financials

	2009	2008

Underlying earnings[1] A$m	(2.2)	201.6
NPAT A$m	(26.0)	168.0

Average AUD/USD exchange rate	0.79	0.85
Average LME aluminium price US$m	1,704	2,623

Net Debt A$m3	342	1,044
Gearing[3]	9%	27%

EPS (cents per share)	(1.2)	11.3
Underlying EPS (cps)	(0.1)	15.5
Return on Equity (ROE)	(0.8)%	8.5%
ROE based on underlying earnings	(0.07)%	10.2%
Total Shareholder Return[2]	52.5%	(72.6)%

Alumina Limited Reported Profit

	2009	2008
	A$m	A$m
Share of AWAC underlying profit	28.4	276.2
Gain on Real instruments	15.0	(7.9)
Corporate costs	(13.1)	(19.2)
Net borrowing costs	(33.5)	(44.9)
Tax credit (expense)	1.0	(2.6)
Underlying earnings	(2.2)	201.6

Embedded derivative, AWAC	(46.0)	69.5
Pension costs, AWAC	22.2	(103.1)

Net profit after tax	(26.0)	168.0

Definitions and notes

1.	Underlying earnings calculated by adding $23.8m to reported net profit after tax, being the impact of embedded derivatives for energy contracts and actuarial gains and losses, net of investment returns, of pension plans.

2.	Total Shareholder return = (Change in share price + dividend) / opening share price. TSR is adjusted for rights issues.

3.	Includes component of convertible bond in equity.

December 2009 ASX Report	29

Alumina Limited Balance Sheet

Funding and Capital Management

A rights issue in 1H09 raised A$953 million (net of costs). The funds were used to repay debt and strengthen the balance sheet.

Debt facilities have been diversified and maturities extended. The average maturity of funding has been extended and now includes a six and a half year amortising loan from the Brazil National Development Bank (BNDES). The BNDES loan facility of US$305 million was drawn to US$262 million at 31 December 2009 and will be amortised from December 2010 to July 2016.

No debt matures in 2010. The Company has available US$187 million of committed undrawn debt facilities, due to expire in 2011, and a further US$300 million due to expire in 2012. The convertible bond of US$350 million converts in May 2013 or can be put to the company in May 2011.

Net debt at year end was A$342 million 3 and gearing was 9%.

Alumina Limited Cash Flows

The reduction in dividends received from AWAC was consistent with the reduction in profit and cash flows as a result of lower realised prices and volumes.

Cash outflows for corporate costs and interest, net of other income reduced to A$43.5 million from A$75.9 million.

Alumina Limited invested A$442 million (US$336 million) in completion and commissioning of the Brazilian expansion projects, including establishment of working capital balances for the new mine and expanded refinery. Further investments were made in AWAC entities to meet cash flow requirements.

At times during the year, Alumina Limited also provided short term funding (nil at year end) to certain AWAC entities to support working capital needs.

Change in Functional Currency for Financial Reporting

With the commissioning of production at the Juruti mine and the Alumar refinery in Brazil almost complete, Alumina Limited is reaching the end of the investment program in Brazil. Greater production and cash flows to shareholders are expected from these assets in future. In addition, during 2009 Alumina received most dividends in US dollars and this will continue for 2010 and onwards. The Board recognises that this changes the balance of factors that are assessed to determine Alumina’s functional currency. Effective for the reporting period ending 31 December 2010, the Board has determined that Alumina Limited’s functional currency is US dollars.

There will be no change to the AWAC financial statements.

This change will increase the ability of shareholders and analysts to better understand the impact of AWAC earnings on the results of Alumina Limited, and will provide more meaningful analysis of the financial results.

Alumina Limited Balance Sheet

	2009	2008
	A$m	A$m
Cash and equivalents	340.6	66.8
Related party loan	—	72.1
Derivative fin. instruments	—	6.6
Investments	3555.2	3748.6

Total Assets	3905.7	3898.6

Payables	5.9	4.8
Interest bearing liabilities – current	—	360.9
Related party loan	—	50.8
Interest bearing liabilities – non-current	644.1	686.9

Total Liabilities	653.0	1105.8

Net Assets	3252.7	2792.8

Alumina Limited Cash Flow

	2009	2008
	A$m	A$m
Dividends received	176.0	356.0
Partnership distribution	6.2	—
Interest paid	(30.3)	(55.1)
Other	(13.2)	(20.8)
Cash from operations	138.7	280.1

Cash for investing	(552.0)	(802.4)

Cash from financing	742.8	556.1

Net increase in cash	329.5	33.8

Definitions and notes

3.	Includes component of convertible bond in equity

December 2009 ASX Report	30

AWAC Business Highlights

Alumina production actively managed to meet changed market conditions

13.5 million tonnes alumina production (2008: 14.4 million tonnes)

368 thousand tonnes aluminium production (2008: 388 thousand tonnes)

Approximately 67% of total alumina production came from the low cash cost Australian refineries. The Australian refineries operated at above nameplate capacity, and production records were established at Pinjarra, Wagerup and Jamalco.

Production was curtailed at the higher cost Point Comfort, Suralco and San Ciprian refineries in the first half of the year and increased in the second half as customer demand re-established.

Strong focus on cash flow management

AWAC operations established and maintained a strong cash focus throughout 2009. Cash conservation programs included curtailment of production at higher cost facilities as outlined above, deferral of non-critical capital expenditure, wage freezes and reduced use of contractors, and active working capital management.

Sustaining capital expenditure in AWAC declined to US$162 million from US$312 million in 2008. This was consistent with the curtailment of some operations in response to market conditions and an increased focus on cash optimisation.

Cash from operations (excluding net movements in non-current assets) remained positive at US$305 million, despite the rapid downturn in market conditions. This enabled the continued payment of dividends from AWAC to the joint venture partners, and results from the success of the AWAC cash conservation program.

Improved cost base

The cost reduction target for the year was substantially met, when the negative impacts of currency and energy movements in the second half are taken into account.

The overall improvement reflects a changing production mix (greater percent of production from lower cost refineries), lower energy and freight costs, and cost restructuring programs to reduce overhead costs.

Forward contracts to lock in operating margins for 2010 smelter grade alumina production at the Point Comfort and San Ciprian refineries were completed in 2009. These contracts secure a cash positive outcome for these operations in 2010 and are expected to provide in excess of US$100 million of EBITDA improvement to AWAC compared to 2009.

Major Expansion Program in Commissioning

The expanded Sao Luis refinery in Brazil commenced production during August. The operation is expected to achieve nameplate capacity production rates in the first half of 2010. The Juruti mine commissioning is nearly final. The projects are being completed in line with the previously advised budget of US$1.4 billion for capital expenditure (Alumina’s share). As advised during 2009, certain aspects of mine capital expenditure not essential to initial commissioning were deferred to 2010. (Alumina Limited’s forecast capital contribution in 2010 is expected to be a further US$80 million to finalise the project.)

Positioning for Return to Growth

AWAC’s alumina production capacity has increased by 15%.

During the year AWAC acquired the remaining 45% share of the Suralco joint venture, with no associated capital outlay. The acquisition increases AWAC capacity by 1mt.

The Brazilian expansion projects add a further 1.1mt of capacity.

After completion of commissioning, AWAC production capacity will be over 17mt, well above 2009 production of 13.5mt. This gives AWAC additional capacity to increase alumina production, and production in 2010 is expected to be 15.8mt.

In December 2009, AWAC entered into an agreement relating to the joint venture development with Ma’aden for the construction of a bauxite mine and refinery in Saudi Arabia. AWAC will have a 20 percent economic interest in the mine and refinery. Alumina Limited’s equity contribution over the period 2010 to 2014 is expected to be approximately US$120 million. The joint venture will utilise project financing of approximately 60 percent of the required capital.

December 2009 ASX Report	31

AWAC Profit and Loss (US GAAP)

AWAC NPAT for 2009 includes profit on acquisition of 45% interest in the Suriname refinery of US$89 million (Alumina’s share of Suralco gain A$25 million after tax), Brazilian project start-up costs of US$33 million, expenses relating to MRN taxation settlement of US$16 million, and unrealised gains on translation of balance sheet items of US$60 million.

The AWAC smelters in Victoria, Australia reduced the cost of aluminium production by 13% (AUD comparison) through a focus on cash conservation and curtailment of production on higher cost energy tranches. This was insufficient to offset the loss of revenue from lower LME prices and a weakening US dollar, and overall these operations made a loss in 2009, despite returning to profitability in the final quarter.

Revenue

Revenue declined 35% mainly due to a 35% decline in average 3 month LME prices. The impact of lower aluminium prices was partially absorbed by an improvement in alumina prices relative to aluminium prices as a result of a higher proportion of contracts with shorter repricing intervals.

Cost of Goods Sold

Costs of Goods Sold declined 23% due to lower production volumes, lower input prices and cost saving initiatives.

Caustic soda prices declined approximately 11% in H209 following a significant decline in global prices and contract renegotiations in H109.

Energy prices declined by more than US$20 per tonne of alumina in H109 but some of this improvement was lost in H209 as global energy prices increased.

Costs in the second half were negatively impacted by US$58 million from the weakening of the US dollar.

Selling, Admin, R&D

The 15% decrease in administration and selling costs arose from the disciplined cash conservation program implemented in AWAC this year.

Depreciation and Amortisation

Depreciation increased in Brazil by US$29 million during the second half as the new mine and refinery commenced operations. The depreciation charge in Brazil is expected to be US$36 million more in 2010, compared to 2009.

Tax

Net tax credit was US$9.8 million, with charges in certain jurisdictions offset by credits arising from corporate restructures and losses in other jurisdictions.

AWAC Profit and Loss (US GAAP)

	2009	2008
	US$m	US$m
Sales revenue	2706.1	3743.4
Related party revenue	1371.9	2566.0
Total Revenue	4078.0	6309.4

COGS and operating expenses	(3711.7)	(4821.8)
Selling, Admin, R&D	(108.9)	(128.7)
Deprec’n and Amortis’n	(314.5)	(295.3)
Other	153.7	(39.1)
Total Expenses	(3981.4)	(5284.9)

Profit before Tax	96.6	1024.5
Income Tax	9.8	(432.5)
Net Profit After Tax	106.4	592.0

December 2009 ASX Report	32

AWAC Balance Sheet (US GAAP)

Inventories

Inventories increased as a result of higher production from Brazil and the acquisition of the 45% of Suralco, with corresponding increases in work in progress and finished goods, and increases in the Australian dollar and Brazilian Real.

Receivables

The focus on cash conservation, along with the decline in sales prices, resulted in a significant reduction in receivables.

Property Plant and Equipment and Other Assets

AWAC invested a further US$837 million in Brazil in 2009 (Alumina’s share US$335 million). US$748 million contributed to capital works and VAT with remaining amounts covering start-up costs, mine-stripping costs and increases in working capital.

Accounts payable

The reduction in accounts payable reflects the initiatives to reduce raw material inventories and therefore accounts payable.

Other liabilities

Other liabilities have increased as a result of advance customer deposits and mark to market movements of derivatives in the margin lock program for Point Comfort and San Ciprian. Additional asset retirement obligations have been provided for following the acquisition of the remaining 45% of Suralco. Pension fund provisions and adjustments to the rehabilitation liabilities in Australia have also increased.

AWAC Cash Flow (US GAAP)

The primary reduction in AWAC cash flows resulted from a reduction in underlying profit.

Net working capital balances improved as a result of the decline in customer receivables.

Changes in non-current assets include a payment of US$145 million in value added tax (VAT) to Brazilian authorities. VAT is recoverable as sales revenues increase.

AWAC financing inflows are 100% provided by the AWAC joint venture partners.

Cash used in investing includes US$607 million in relation to the Brazilian expansion projects and US$31 million on the Dampier to Bunbury gas pipeline in Australia, which is 20% owned by AWAC.

AWAC Balance Sheet (US GAAP)

	2009	2008
	US$m	US$m
Cash, cash equivalents	203.4	70.0
Receivables	573.7	708.3
Inventories	726.1	674.1
Property plant & equipment	6801.3	5530.1
Other assets	1655.5	1308.4
Total Assets	9960.0	8290.9

Short term borrowings	271.2	181.6
Payables	632.7	789.5
Taxes payable and deferred	385.4	532.3
Other liabilities	1066.2	763.9
Total Liabilities	2355.5	2267.3

Equity	7604.5	6023.6

AWAC Cash Flow (US GAAP)

	2009	2008
	US$m	US$m
Net income	106.4	592.0
Depreciation	314.5	295.3
Decrease (increase) in receivables	188.6	(58.8)
Decrease (increase) in inventories	101.2	(189.9)
(Decrease) increase in accounts payable	(130.3)	113.4
Other	(275.8)	154.5

Cash from Trading Activities	304.6	906.5

Net change in non-current assets and liabilities	(368.4)	(255.1)

Cash from operations	(63.8)	651.4

December 2009 ASX Report	33

Guidance for 2010

The following guidance is provided to assist the understanding of the sensitivity of AWAC results to key external factors. The guidance is not predictive of exact results, rather it provides direction and approximate quantum of the impact on profit before tax of movements in key figures, and should be seen as a package . Actual results will vary from those computed using the guidance.

Global demand for alumina is expected to be 10% above 2009, with China’s growth expected to be the majority of this growth.

The pricing of alumina is expected to improve over average 2009 levels, not just due to the improvement in aluminium prices, but also because higher spot prices are driving new contract prices higher, resulting in a greater convergence of contract and spot pricing.

The 2010 financial year has commenced with average LME prices approximately 31% higher than the average in 2009. The benefit of higher prices is expected to be offset to some degree by a higher AUD/USD exchange rate.

As Alumina Limited will be reporting 2010 results in US dollars, guidance is now given in US dollars. Guidance on the LME and AUD should be applied to average rates in 2009.

A US$100 movement in the LME is expected to impact AWAC profits by approximately US$160 million before tax. This is equivalent to a movement in Alumina Limited’s pre-tax profit of approximately US$14 million for each 1 cent per pound movement in the LME.

A 10% movement in the AUD/USD exchange rate is expected to impact AWAC profits by US$173 million before tax. This is equivalent to a movement in Alumina Limited’s pre-tax profit of approximately US$9 million for each 1 cent movement in the exchange rate.

A 10% movement in the USD/BRL exchange rate is expected to impact AWAC profits by US$47 million. This is equivalent to a movement in Alumina Limited’s pre-tax profit of US$1 million for each 1 cent movement in the exchange rate.

AWAC costs of production of alumina are expected to remain flat, with higher energy costs offset by caustic price reduction and other management actions to constrain costs. Significant movements in exchange rates may also impact expected costs.

AWAC growth capital expenditure in 2010 is estimated at US$200 million, with a further US$200 million invested in sustaining capital expenditure.

Production of alumina is expected to increase approximately 2mt to 15.8mt to meet increased demand from Middle East and Chinese smelters.

Production of aluminium is expected to be slightly lower than 2009 at 355kt.

Corporate costs for Alumina in 2010 are expected to be largely in line with 2009.

Market Outlook

The outlook for aluminium demand globally is expected to be 10% above 2009 levels. This is still below 2008 levels. China will provide the majority of the growth, with recovery outside China only moderate.

Against a backdrop of rising alumina and energy prices in China, we expect the majority of aluminium producers in China are cash positive at prices above $2,000 per tonne.

Alumina demand and supply are expected to be balanced overall, principally with Chinese capacity being added to world production to meet demand. China is expected to remain a net importer of alumina.

The marginal producers of alumina in China are largely using imported bauxite. Increases in bauxite and freight costs, as well as energy, are underpinning the alumina price.

A significant proportion of non-Chinese alumina is manufactured in Australia and Brazil, both of which have seen the impact of the weakening US dollar on costs.

Outlook for Alumina Limited

The outlook for improved returns for shareholders has strengthened. The market outlook for the AWAC joint venture has certainly improved. Aluminium prices in January were approximately 55% above what they were at the beginning of 2009, even though they are well below the peaks of 2008.

AWAC alumina production is forecast to grow by around 2 million tonnes in 2010, and average production costs are targeted to remain at the improved 2009 levels.

These factors, along with the capital expenditure project in Brazil coming to an end, create an environment for Alumina Limited to expect to receive an improved dividend flow from AWAC.

December 2009 ASX Report	34

Forward Looking Statements

Some statements in this report are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC, (b) changes in production and development costs and production levels or to sales agreements, (c) changes in laws or regulations or policies (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the other risk factors summarized in Alumina’s Form 20-F for the year ended 31 December 2008. Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

Alumina Limited

2009 Full Year Results

John Bevan

Judith Downes

Chief Executive Officer

Chief Financial Officer

ALUMINA

LIMITED

Disclaimer

This presentation is not a prospectus or an offer of securities for subscription or sale in any jurisdiction. Some statements in this presentation are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s June 2009 Half-Yearly ASX Report filed on Form 6-K and Alumina’s Form 20-F for the year ended 31 December 2008.

Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

ALUMINA LIMITED

Disciplined Performance in Difficult Year

Global bauxite and alumina business profitable FY09 FY08

Smelters returned to profitability A$m A$m in 4Q Underlying earnings (2) 202

Cash from trading strengthened in 2H

NPAT (26) 168

Major expansion project in Dividends from AWAC 176 356 commissioning

Improved market conditions Strengthened balance sheet and extended debt maturities

Dividend declared of 2 cents per share fully franked

ALUMINA

LIMITED

Operational Performance

ALUMINA

LIMITED

Significant Market Improvement in Final Quarter

Pricing improving, but below 2008 levels

Market linkage prices up >1% and increase in spot sales

AWAC production adjusted to meet demand

- Heavy curtailments in 1H

- Record shipments in 4Q

Chinese smelting capacity restarts drove stronger sales in 4Q

Lagged Pricing AWAC Alumina Production*

1H08 2H08 1H09 2H09 1Q10

Average AUD/USD rate 0.92 0.78 0.71 0.87

Aluminum LME $/tonne

3,000 2,600 2,200 1,800 1,400 1,000

2,680 2,717 1,470 1,727 2,114

1H08 2H08 1H09 2H09 1H10

(NovApr) (AprOct) (NovApr) (AprOct) (NovJan)

2008 2009

14.5 14.3 13.0 12.5 13.9 14.6

June to Sept Oct to Dec Jan to Mar Apr to June July to Sept Oct to Dec

The 2009 result reflects a sales pricing period from November 2008 to October 2009, but a cost structure of the calendar year

* Annualised quarterly production

Total Production 2009 13.5m tonnes

Note: Monthly average price is calculated using the daily spot LME prices Source: Bloomberg (21-January-2010)

ALUMINA

LIMITED

Production Emphasis on Low Cost Tier 1 Plants

Australian Plants

- Record production through creep

- Tier 1 cluster

- 67% of 2009 production

Mid Tier Plants

- Jamalco record production

- Sao Luis commissioned and ramping to 1st quartile costs

- Suralco curtailed 40%

- 16% of 2009 production

Point Comfort/San Ciprian

- Point Comfort adjusted to meet demand

- 17% of 2009 production

World Refinery Cost Curve

0 20,000 40,000 60,000 80,000

Cumulative Production – 000MT

Source: CRU, Alcoa analysis

ALUMINA LIMITED

Significant Improvement in Cost of Alumina Production

- Cost of production reduced
- Strengthening AUD had negative impact in 2H
- Energy
  - down over 50% YoY
  - 2H 43% higher than 1H
- Bauxite/Freight
  - down 20% yoy
  - 2H 16% higher than 1H
- Caustic
  - peaked in 1Q and improved in 2H
  - small net improvement YoY
- Overheads
  - down 15% through staff reductions, wage freezes and other initiatives
  - retained capacity to manage return to higher levels of production
  - leaner base going into 2010

Key Inputs 2009 (Cash Costs)



Conversion
34%
Energy
24%
14%
Caustic
4%
Other Raw Materials
24%
Bauxite/Freight

Source: Alumina Limited

Caustic (spot prices)



1,000.00
500.00
Jan-2008
Mar-2008
May-2008
Jul-2008
Sep-2008
Nov-2008
Jan-2009
Mar-2009
May-2009
Jul-2009
Sep-2009
Nov-2009
US Gulf
North East Asia

Source: CMAI

7

ALUMINA LIMITED

AWAC Production Capacity Increased > 2mtpa

Completed new expansion of Tier 1 Assets in Brazil

Acquired 45% stake in Suralco

New 1.1m tonnes of capacity

Increased capacity by 1.0m tonnes

ALUMINA LIMITED

Ma’aden – AWAC Joint Venture Provides Further Growth Opportunity

Bauxite Mine Refinery

Jalamid (Phosphate mine)

Railway(600 km)

Ras Az Zawr Industrial Complex: Smelter, Refinery, Rolling Mill, Port

Az Zabirah Exploration License Boundary (Bauxite mine)

Karan gas field

Al Ba’itha mine

4 MMT annually

30+ years of bauxite

Direct rail line to refinery

Operational 2014

Located at Ras Az Zawr

1.8 MMT annually

Operational 2014

Adjoining 740ktpa smelter (2013), expandable by a further 1,480ktpa

Potentially world’s lowest cost refinery

AWAC share is 20%

Initial supply of alumina from existing AWAC plants

Alumina Limited equity contribution estimated to be US$120m over 4 years

Project finance estimated to be 60% finance – 40% equity

Project managed by Ma’aden and Alcoa joint management company

Opportunity to participate in new Tier 1 asset at modest capital contribution

ALUMINA LIMITED

Alumina Limited Enters 2010 in a Stronger Position Than 2009

Market conditions stronger

Pricing - Jan 2010 LME prices approximately 55% higher than Jan 2009

Demand - return to growth

Alumina production forecast to increase 2mt to meet increased customer demand

Downside protection for higher cost refineries through ‘margin lock

No major capital expenditure

Strong balance sheet and no debt due in 2010

Alumina Limited believes that the market conditions and outlook, coupled with a strengthening of the AWAC business will lead to improved returns in 2010

ALUMINA LIMITED

Financial Report

ALUMINA LIMITED

Alumina Limited Profit & Loss

Alumina Limited share of AWAC profit FY09 FY08 impacted by lower prices and weaker A$m A$m USD, partially offset by reduced costs Equity Share of AWAC PAT 28 276 A$15m profit mainly on Brazilian Real Gains on Real Instruments 15 (8)

option in 2009 Corporate Costs (13) (19)

Corporate costs reduced following

Borrowing Costs (33) (44)

several one-off costs in 2008

Tax Credit/(Expense) 1 (3)

Borrowing costs down due to restructured balance sheet Underlying Earnings (2) 202

Strong cash flows Embedded Derivative, AWAC (46) 69

– Received A$176m in dividends

Pension Costs, AWAC 22 (103)

– Cash before financing/investing

A$139m Net Profit After Tax (26) 168

ALUMINA LIMITED

AWAC Profit & Loss

Brazil Brazil

2H08 Price/ Costs Tax & dep’n + Other 1H09 Price/ Costs Tax & dep’n + Suriname Other 2H09 Volume FX startup Volume FX startup

351 (233) 236 (1,448)

(57) 89 (28)

12 120 39 302 (5) (14)

862

Major impact from price decline in 1H09

Cost targets achieved in 1H09, some reversal in 2H09

Brazil depreciation, start-up costs: $57m additional cost in 2H09 2H09 charge of $16m for tax settlement in Brazil

All figures in US$millions

ALUMINA LIMITED

AWAC Cash Flow and Balance Sheet

AWAC Cash Flow (US GAAP)

US$305m cash generated from trading 2009 2008 activities US$m US$m

Net Income 106 592

Cash conservation program focused on Depreciation 315 295

receivables and inventories Decrease (Increase) in Receivables 189 (59) Decrease (Increase) in Inventories 101 (190) Net change in non-current (Decrease) Increase in Accounts Payable (130) 113 assets/liabilities from VAT, pensions Other (276) 155

Cash from Trading Activities 305 906 Net Change in Non-Current Assets (369) (255) and Liabilities VAT in Brazil Cash from Operations (64) 651

Balance of US$372m

Brazil Investment Additional outflow of US$145m in 2009 Alumina share US$336m in 2009

VAT is expected to be recovered from Estimated total remains below sales previously advised US$1.4bn

ALUMINA LIMITED

2010 Margin for Point Comfort & San Ciprian Refineries has Been ‘Locked In’

Hedges executed during

2H 2009 Point Comfort San Ciprian Costs Costs

Reduces potential downside 100% Conversion 100%

Conversion

Costs

from higher cost refineries Costs Caustic

2010 costs Caustic

should LME decline not locked in Bauxite

Bauxite (ex freight)

significantly (ex freight)

Revenue hedged Energy 48%

33% Freight

Energy and freight prices Energy 2010 costs

Freight locked in

locked in

Euro input costs hedged in San Ciprian

Estimated EBITDA from Point Comfort and San Ciprian more than US$100m greater than 2009

ALUMINA LIMITED

Alumina Funding Diversified and Maturities Extended

As at year end: Brazil National Development Undrawn committed facilities Bank

– US$187m, maturing 2011 – Support for Brazil projects

– US$300m, maturing 2012 – 6.5 year amortising loan

No 2010 facility rollovers – US$305m

– Blended interest rate, most LIBOR based

A Conservative and Prudent Approach to Funding

Net debt A$342m Gearing 9%

ALUMINA LIMITED

Change to Currency of Reporting in 2010

Alumina Limited will report in US dollars for year ended 2010 Functional currency change Alignment with AWAC currency will assist investors No change to AWAC reporting in US dollars

ALUMINA LIMITED

Guidance for 2010

Production

Alumina: 15.8mt (subject to demand) Aluminium: 355kt (subject to demand)

Costs of production remain flat, subject to AWAC growth capex US$200m exchange rate and pressures on inputs AWAC sustaining capex US$200m Corporate costs in line with 2009 in AUD terms LME for Aluminium Approximate Impact on AWAC Approximate Impact on Alumina

+/- $100/t: +/- US$160m before tax +/- 1 cent/lb: +/-US$14m before tax AUD/USD Exchange Rate Approximate Impact on AWAC Approximate Impact on Alumina

+/- 10%: -/ + US$173m before tax +/- 1 cent: -/ + US$9m before tax

Guidance provides direction and broad quantum and should be seen as a package. Actual results will vary from results calculated using guidance

All figures in US$

ALUMINA LIMITED

Outlook

ALUMINA LIMITED

Aluminium Market Recovery Underway

2010 Projected Primary

Aluminum Consumption (in mmt)

38.5

Brazil 0.8 -5% 6%

Russia 0.9 -15% 3%

Other* 4.2 -2% 7%

Asia w/o China 4.6 -5% 6% 2009 Actual

North America 5.3 -15% 5% 2010 Forecast

Europe 6.6 -15% 3%

China 16.1 4% 18%

2010 Estimated

Consumption

2009 vs 2010

Projected Growth Rates

*Other consists of: Middle East, India, Latin America ex Brazil and Rest of World

2009 Global Demand Growth Rate: -6% 2010 Global Demand Growth Rate: 10% 2010 ex China 5%)

Source: Alcoa analysis

Global Inventory

65 days of consumption

LME at 48 days

Non-LME at 17 days

LME

Shanghai

Japan Port

Producer Global Inventories Leveling Off

70 60 50 40 30 20 10 0

1/05 4/05 7/05 10/05 1/06 4/06 7/06 10/06 1/07 4/07 7/07 10/07 1/08 4/08 7/08 10/08 1/09 4/09 7/09 10/09

Regional Premiums YTD 2009 Change

Europe +250%

Japan +79%

Midwest - US +30%

Source: Bloomberg, IAI

Aluminium growth returns but below 2008 levels. Supply/demand is in slight surplus. Forward prices are rising. Key short term risk to pricing is the global inventory, much of which is tied up in financing deals. Physical availability is currently tight.

ALUMINA LIMITED

Chinese Marginal Producers are Driving Current Aluminium Pricing

– Majority Profitable Above $2000/t

In China, much of the idle capacity is back on line

75% of China’s producers are profitable above $2,000/t in December

Aluminium Cost Curve – China

Cost, US$/t

3,200

3,000

2,800

2,600

2,400

2,200

2,000

1,800

1,600

1,400

1,200

1,000

800

600

400

200

0

Aluminium Price, Al-market.com (December 2009)

<Alumina> <Electricity> <Other>

21,856

20,490

19,124

17,758

16,392

15,026

13,660

12,294

10,928

9,562

8,196

6,830

5,464

4,098

2,732

1,366

0

Cost, RMB/t

0% 25% 50% 75% 100%

Source: Clark & Marron January 2010 Cumulative Production % of Total

Chinese demand will underpin global aluminium prices in 2010

ALUMINA LIMITED

Alumina Pricing Conditions Improving as High Cost Chinese Production Comes Back on Line

Alumina Spot (US$/t)

700

600

500

400

300

200

100

0

Jan-06 Jan-07 Jan-08 Jan-09 Jan-10

Source: Bloomberg (21 January 2010), CRU

2010E Alumina Supply / Demand Balance (in kmt)

Balanced

China

2010 Annualized Run Rate 25,900

Imports from Western World 5,000

Supply 30,900

Demand (30,900)

(Deficit) / Surplus 0

Western World

2010 Annualized Run Rate 50,750

Exports to China (5,000)

Supply 45,750

Demand (45,000)

(Deficit) / Surplus 750

Source: Alcoa estimates, CRU, CNIA, IAI, as of 24 Nov 09

Spot prices are rising, driven by Chinese marginal producers coming back on line

Spot pricing historically above long term pricing but prices are converging, as LME linked prices made refining uneconomic for many at current prices

Supply/demand is in balance globally. Increased demand will result in idle marginal capacity restarting in China

Alumina supply/demand is balanced. Alumina pricing is being adjusted more regularly and increasing faster than aluminium since 2009 low point – China is marginal producer

ALUMINA LIMITED

China is 32% of Global Alumina Market

China’s Alumina Cost Curve (4Q 2009)

Chinese alumina prices are now ~US$340/t

Most marginal producers are bauxite importers.

Bauxite prices rose 9% (CIF China) to $37/t

One-third of China’s bauxite needs are imported

Chinese alumina contracts are predominantly short term

US$/t

450 400 350 300 250 200 150 100 50 0

Alumina Price - China CCM (December 2009)

Guangxi Guizhou Henan Shanxi Chongqing Shandong

0% 25% 50% 75% 100%

3,074 2,732 2,391 2,049 1,708 1,366 1,025 683 342 0

RMB/t

Cumulative Production - %

Source: Clark & Marron January 2010

Refineries that rely on seaborne bauxite remain at the top of the cost curve and are influencing spot and contract pricing

ALUMINA LIMITED

Current Spot Pricing Impacts on Pricing Mechanism

Current propensity towards spot pricing not ideal for smelters

Historical LME aluminium price linkage mechanism tends not to reflect the economics of alumina refining

Long term alumina pricing needs to reflect refining economics – capital and operating costs and supply and demand for alumina

Industry could benefit from a new pricing mechanism

ALUMINA LIMITED

Improved Outlook for 2010

Forecast 10% growth in global alumina demand

January 2010 LME prices 55% higher than January 2009

Alumina production ramp up commenced in 3Q/4Q 2009

Forecast 2010 production ~2mt higher than 2009

Continuing benefits from cost reductions

Low cash cost Brazilian refinery ramping up

No major capital expenditure planned for 2010

ALUMINA LIMITED

Summary

Positive outlook for 2010

Stronger pricing

Prospect of improved cash flow

No major investment in 2010

Strong balance sheet

ALUMINA LIMITED

Questions

ALUMINA LIMITED